DIRECT DIAL: 212.451.2307

EMAIL: JSPINDLER@OLSHANLAW.COM

October 27, 2010

VIA EDGAR AND UPS

Daniel Morris, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Del Global Technologies Corp.
Registration Statement on Form S-1
Initially filed May 14, 2010, as amended on June 18, 2010, July 15, 2010, August 6, 2010, August 25, 2010, September 8, 2010 and October 14, 2010
File No. 333-166867

Dear Mr. Morris:

We acknowledge receipt of the letter of comment dated October 25, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Del Global Technologies Corp. (the “Company”) and provide the following supplemental response on its behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of Amendment No. 7 to Form S-1 (“Amendment No. 7”) filed on the date hereof. Capitalized terms used herein and not separately defined have the meanings given to them in Amendment No. 7. Our responses are numbered to correspond to your comments.

Prospectus Cover Page

1.	Please revise to limit your prospectus cover page to one page as required by Item 501(b) of Regulation S-K. When revising your cover page please note the formatting requirements of Rule 420. Refer to comment 2 from our letter dated June 10, 2010.

Response: The Company has revised the cover page of the prospectus so that it is limited to one page.

October 27, 2010

Illustration of Protection Mechanics, page 24

2.	We note that the third paragraph on page 24 defines “protection shareholders” as shareholders who would own more than 1.1 million shares as a result of exercising their basic and oversubscription rights. But the fourth bullet of exhibit 99.3 and the third paragraphs of exhibit 99.4 and 99.5 appear to imply that the protection mechanics only apply to shareholders who would own more than 1.1 million shares by virtue of exercising their basic subscription rights. Please revise your prospectus and exhibits as necessary to reconcile, including exhibit 99.1.

Response: The Company has revised pages 2, 3, 15, 16 and 23 of the prospectus and Exhibit 99.1, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5 to clarify that the protection mechanics apply to shareholders who would own more than 1.1 million shares by virtue of their exercise of basic and/or oversubscription rights.

General Background, page 58

3.	Please update the last sentence of this section to reflect the shares available for future issuance following the increase of your authorized capital stock on October 13, 2010. Make corresponding revisions elsewhere in the registration statement, as appropriate.

Response: The Company has revised the last sentence of the General Background section on page 58 of the prospectus to reflect that the number of shares of the Company’s common stock available for future issuance as of October 25, 2010 is 74,739,879.

Exhibit 8.1

4.	Please remove the date restriction in your tax opinion or file a tax opinion dated as of the date of effectiveness.

Response: The opinion of counsel filed as Exhibit 8.1 has been revised to remove the date restrictions in the first, second and fifth paragraphs of the opinion. The revised opinion has been filed as Exhibit 8.1 to Amendment No. 7.

Attached as Exhibit A hereto is a letter from the Company containing the acknowledgments requested at the conclusion of the Comment Letter.

October 27, 2010

Please direct your questions or comments regarding the Company’s responses to the Comment Letter and Amendment No. 7 to the undersigned at (212) 451-2307. Thank you for your assistance.

Sincerely,

/s/ Jeffrey S. Spindler
Jeffrey S. Spindler

Enclosure

cc:	Louis Rambo
John J. Quicke

Exhibit A

DEL GLOBAL TECHNOLOGIES CORP.

100 Pine Aire Drive

Bay Shore, New York 11706

October 27, 2010

Daniel Morris, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Del Global Technologies Corp.
Registration Statement on Form S-1
Initially Filed May 14, 2010, as amended on June 18, 2010, July 15, 2010,
August 6, 2010, August 25, 2010, September 8, 2010 and October 14, 2010
File No. 333-166867

Dear Mr. Morris:

We acknowledge receipt of the comment letter (the “Comment Letter”) of the Securities and Exchange Commission (the “Commission”) dated October 25, 2010, with regard to the above-referenced filing. Del Global Technologies Corp. (the “Company”) acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DEL GLOBAL TECHNOLOGIES CORP.

By:	/s/ John J. Quicke
Name:	John J. Quicke
Title:	President and Chief Executive Officer